SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

 Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Material Fact

GOL presents monthly operating report to the US court

São Paulo, June 28, 2024 –GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4), a leading domestic airline in Brazil, today presented monthly operating reports, containing certain financial information for the period from May 1, 2024, to May 31, 2024, to the United States Bankruptcy Court for the Southern District of New York (the "Court"), as required during its previously announced Chapter 11 process. The financial information contained in the monthly operating reports includes items such as cash position, assets, liabilities, revenue, and profit and loss for the previous month for each of GOL’s subsidiaries that are subject to the voluntary Chapter 11 process in the United States.

In connection with these submissions made to the Court, on June 28, 2024, GOL announced certain consolidated financial information for the GLAI Group. This financial information is preliminary and has not been audited or reviewed by GOL's auditor.

Financial Information (May 1st to May 31st, 2024)	US$ million	R$ million
Net Revenue	242	1,270
EBIT (EBIT Margin %)	0,2 (0,1%)	1,3 (0,1%)
EBITDA (EBITDA Margin %)	26 (11%)	137 (11%)
Period’s Net Profit/Loss[1]	-71	-371
Total Cash[2]	545	2,855
Receivables	449	2,355
Net Debt[3]	4,657	24,413

1 – Excluding the negative result of R$160 million related to exchange rate variation and the positive result of R$121 million related to the SN28 market-to-market adjustment.

2 – Cash, cash equivalents and short-term investments.

3 – Loans and Financing, Leases and DIP financing, net of total cash.

As GOL works to complete its restructuring process, the Company will issue a press release in connection with each monthly operating report, except in months when the monthly filings coincide with the publication of GOL's quarterly financial results reports.

The market should note that the financial information included in the monthly operating reports is presented in accordance with the methodology set forth by the United States Bankruptcy Code and other applicable regulations and should not be compared to prior public financial statements released by GOL that have been prepared in accordance with different methodologies. The information in the monthly operating report is limited to the month of May.

Additional Information

Additional information regarding the Company’s court-supervised process is available at www.GolFirstForAll.com.

Court filings and other information related to the proceedings are available on a separate website administrated by the Company’s claims agent, Kroll Restructuring Administration LLC (“Kroll”), at https://cases.ra.kroll.com/GOL, or by calling Kroll at 844.553.2247 (U.S./Canada) (toll free) or +1.646.777.2315 (International).

Material Fact

Advisors

In connection with its restructuring efforts, GOL is working with Milbank LLP as legal counsel, Seabury Securities LLC as financial advisor and investment banker, and AlixPartners, LLP as financial advisor.

About GOL Linhas Aéreas Inteligentes S.A

GOL is Brazil's leading airline and part of the Abra Group. Since its foundation in 2001, it has been the company lowest-cost airline in Latin America, enabling the democratization of air travel. The Company maintains alliances with American Airlines and Air France-KLM, and offers Customers a variety of codeshare and interline agreements, enhancing convenience and ease of connections to any destination served by these partnerships. Committed to "Being First for Everyone", GOL provides the best travel experience to its passengers, including: legroom; a comprehensive platform with internet, movies and live TV; and the best loyalty program, Smiles. GOLLOG, the cargo transport division, facilitates parcel delivery across Brazil and internationally. The Company employs a team of 13,700 highly qualified aviation professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 142 Boeing 737 aircraft. For further information, visit www.voegol.com.br/ir.

U.S. Media Contact Joele Frank, Wilkinson Brimmer Katcher: Leigh Parrish / Jed Repko lparrish@joelefrank.com / jrepko@joelefrank.com +1 212 355 4449	South America Media Contact In Press Porter Novelli gol@inpresspni.com.br

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 28, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Eduardo Guardiano Leme Gotilla
Name: Eduardo Guardiano Leme Gotilla